Broder Bros., Co.

Six Neshaminy Interplex, 6th Floor

Trevose, Pennsylvania 19053

September 27, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Attention:	Nasreen Mohammed
Steve Lo James Lopez Jay Williamson John Reynolds

Re:	Broder Bros., Co. Request for Withdrawal of Registration Statement on Form 10-12G Filed August 2, 2011 (SEC File No. 000-54467)

Gentlemen:

Effective as of the date hereof, Broder Bros., Co., a Delaware corporation (the “Company”), hereby withdraws its Registration Statement on Form 10-12G (File No. 000-54467) (the “Form 10”) filed with the Securities and Exchange Commission on August 2, 2011. The Company is withdrawing the Form 10 to consider other corporate alternatives to voluntarily registering its common stock on the Form 10.

If you have any questions regarding this request for withdrawal, please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, or the undersigned at (215) 244-5753. Thank you for your attention.

Sincerely,

/s/ Martin J. Matthews
Martin J. Matthews
Chief Financial Officer

cc:     Dennis M. Myers, P.C.